Filed by Univar Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Nexeo Solutions, Inc.

(Commission File No. 001-36477)

Registration Statement on Form S-4: 333-228154

The following is an excerpted transcript of a recorded message from Univar Inc.’s CEO, David Jukes, which was made available to Univar employees beginning on January 9, 2019.

This is an additive combination that will provide more value to our customers and suppliers, and we need a name that demonstrates a shared future for our companies and reassures customers and suppliers that they aren’t losing anything with this acquisition – they are gaining something. In our case, 1 + 1 will equal 3 as our combined company will simply offer more to our customers and suppliers. This is a transformational acquisition and truly represents a watershed moment for our two companies.

Today, I wanted to give you an update on a couple of topics – first, the future name for our combined company, and second, the cultural values that we will share. With that, I’m proud to announce that we have selected a name that captures all the benefits of the combined enterprise and sets the stage for what will be a prosperous future. When we finalise this acquisition in Q1 and combine our two companies, we will become “Univar Solutions”.

I hope this new name instills a sense of pride for each organization’s employees and represents a new and brighter future, with possibilities not previously available to either company prior to the acquisition. We believe this name will resonate with customers and suppliers who are looking for more than just a distributor – they are looking for a collaborative partner. It signifies that our unique histories and relationships will continue to be important, even as we enter an exciting new chapter in our story. The name Univar Solutions builds on the strength, awareness and legacy of the Univar brand and combines it with one of the most valuable parts of the Nexeo story – a strong focus on solutions…much more than just distribution.

This is just the one-step in our story together – one that combines the ‘best of the best’ and creates a leading solutions provider in our industry. This name will require a new logo, and our marketing teams are hard at work developing all new branding and marketing materials that will be ready to roll out to you, our customers, and our suppliers on Day 1.

Now, I also promised you a second update regarding the cultural values that we will share. Our Integration Steering Committee recently met to define the values that will guide our combined company, and I’m excited to share with you the values we have created to guide Univar Solutions when we come together. These new values will be non-negotiable, and they represent critically important ideas describing how we will lead, how we will conduct business, how we will treat people, and what we can and will expect from each other. It’s how I expect you to judge me and what I will be expecting from you. So, as we launch our new company, you will hear a lot more about these founding principles.

The first value we have identified is ‘Together We Win’. ‘Together We Win’ means we will play to win and get results while working to common goals and using common processes to continuously improve. Our next value is simply ‘We Do What We Say’. This includes making commitments that we can keep, trusting others to do the same, and holding ourselves accountable while being bold, direct and transparent. Univar Solutions will also be a place ‘Where People Matter’. This means we will care about others and their contributions, and we will ensure diversity and inclusion. Of course, we will do this while growing ourselves to grow our business. We also will be ‘Valuable to Others’ by solving problems with our customers and suppliers, and by improving the communities where we live and work. And last, but by no means least, we will always be ‘Serious About Safety’. I can’t emphasize enough the importance of this value. We must always remain vigilant and proactive to prevent safety hazards, and we will always place safety before profit.

These values will serve as a compass for our combined company as we navigate the path ahead. We remain committed to our vision of becoming the most valued chemical and ingredient distributor in the world through Commercial Greatness, Operational Excellence, and by acting as One Univar…or should I now say, as One Univar Solutions. Thank you for listening and please remember that we must continue to operate business as usual, as we remain separate companies until the transaction closes. In the meantime, stay safe and keep up the good work.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 codified in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended. Some forward-looking statements may be identified, without limitation, by the use of forward-looking terminology such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “would” and similar expressions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this communication and include statements regarding, among other things, the expected timetable for closing of the proposed transaction between Univar Inc. (“Univar”) and Nexeo Solutions, Inc. (“Nexeo”), the expected benefits and synergies of the proposed transaction and the operating results, performance and capital structure of the combined company.

Forward-looking statements are based on Univar’s and Nexeo’s current expectations and beliefs concerning future developments and their potential effect on Univar, Nexeo and the combined company. While Univar and Nexeo believe that forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Univar, Nexeo and the combined company will be those anticipated. A number of important factors, risks and uncertainties could cause actual results to differ materially from those contained in or implied by the forward-looking statements, many of which are beyond Univar’s or Nexeo’s control. Factors, risks and uncertainties that could cause actual results to differ from those reflected in forward-looking statements include: changes in general economic, business and political conditions, including changes in the financial markets; the ability to satisfy the conditions to closing of the proposed transaction on the expected timing or at all and other risks related to the completion of the proposed transaction; the ability to obtain required shareholder and regulatory approvals for the proposed transaction on the expected timing or at all; the ability to complete the proposed transaction on the expected terms and timing or at all; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction and combined company may not be achieved in a timely manner or at all; results of the strategic review of Nexeo’s plastics distribution business in connection with the consummation of the proposed transaction and the outcome and impact of a resulting strategic transaction, if any; the ability to successfully integrate Nexeo’s business with Univar following the closing; the risk that Univar and Nexeo will be unable to retain and hire key personnel; the risk that disruption from the proposed transaction may adversely affect Univar’s and Nexeo’s business and their respective relationships with customers, suppliers, distributors or employees; and other risks detailed in the risk factors discussed in “Item 1.A. Risk Factors” in each of Univar’s and Nexeo’s most recent Annual Reports on Form 10-K, as updated by any Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and future filings with the SEC. Unless otherwise indicated or the context otherwise requires, comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions, divestitures or other potential strategic transactions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Neither Univar nor Nexeo undertake any obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find it

In connection with the proposed transaction between Univar and Nexeo, Univar has filed a registration statement on Form S-4, that contains a preliminary prospectus and a proxy statement for Univar and consent solicitation statement for Nexeo (the “prospectus/joint proxy and consent solicitation statement”). These materials are not yet final and will be amended. INVESTORS AND SECURITY HOLDERS OF UNIVAR AND NEXEO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROSPECTUS/JOINT PROXY AND CONSENT SOLICITATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive prospectus/joint proxy and consent solicitation statement will be sent to the shareholders of Univar and Nexeo after the registration statement becomes effective. Investors and security holders will be able to obtain copies of the prospectus/joint proxy and consent solicitation statement as well as other filings containing information about Univar and Nexeo, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Univar will be available free of charge within the investor relations section of Univar’s website at www.univar.com. Copies of the documents filed with the SEC by Nexeo will be available free of charge within the investor relations section of Nexeo’s website at www.nexeosolutions.com.

Participants in the Solicitation

Univar, Nexeo and each of their directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Univar’s shareholders and consents from Nexeo’s shareholders in respect of the proposed transaction between Univar and Nexeo. Information regarding Univar’s directors and executive officers is contained in Univar’s proxy statement for its 2018 annual meeting, which was filed with the SEC on March 20, 2018. Information regarding Nexeo’s directors and executive officers is contained in Nexeo’s proxy statement for its 2018 annual meeting, which was filed with the SEC on December 14, 2017. Investors and security holders may obtain additional information regarding the interests of such participants by reading the definitive prospectus/joint proxy and consent solicitation statement when it becomes available, which may be obtained as described in the paragraphs above.